FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

Excellon Resources Inc. ("**Excellon**" or the "**Corporation**")
10 King Street East, Suite 200
Toronto, Ontario, M5C 1C3

ITEM 2. DATE OF MATERIAL CHANGE

February 24, 2020

ITEM 3. NEWS RELEASE

A joint news release was disseminated by Excellon and Otis Gold Corp. ("**Otis**") through CNW Newswire, and was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under Excellon's issuer profile on February 24, 2020.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Excellon announced that the Corporation entered into an arrangement agreement (the "**Arrangement Agreement**") with Otis dated February 24, 2020, pursuant to which the Corporation has agreed to acquire all of the issued and outstanding common shares of Otis ("**Otis Shares**") by way of a plan of arrangement under the *Business Corporations Act* (British Columbia) (the "**Arrangement**"), with each Otis shareholder entitled to receive 0.23 (the "**Exchange Ratio**") of a common share of Excellon (each whole share, an "**Excellon Share**") in exchange for each Otis Share held immediately prior to the effective time of the Arrangement.

ITEM 5.1 FULL DESCRIPTION OF MATERIAL CHANGE

Arrangement

Under the Arrangement Agreement, among other things, Excellon has agreed to acquire all of the issued and outstanding Otis Shares, with each Otis shareholder entitled to receive 0.23 of an Excellon Share in exchange for each Otis Share held immediately prior to the effective time of the Arrangement. In addition, under the Arrangement, each Otis option outstanding immediately prior to the effective time of the Arrangement will be exchanged for an Excellon option to acquire Excellon Shares, as adjusted in accordance with the Exchange Ratio. Following the completion of the Arrangement, each Otis warrant outstanding immediately prior to the effective time of the Arrangement will become exercisable for Excellon Shares, as adjusted in accordance with the Exchange Ratio.

The Arrangement remains subject to regulatory, stock exchange, court, and Otis and Excellon shareholder approvals, as well as other customary closing opinions. In order to proceed, the Arrangement will require the approval of (A) (i) two-thirds of the votes cast by Otis shareholders at a shareholder meeting, and (ii) if required, a simple majority of the votes cast by Otis shareholders at a shareholder meeting, excluding the votes held by certain persons as required by Multilateral Instrument 61-101 – *Protection of Minority Securityholders in Special Transactions*, and (B) a simple majority of the votes cast by Excellon shareholders at a shareholder meeting.

The Arrangement Agreement includes customary deal-protection provisions, including non-solicitation of alternative transactions and a reciprocal break fee of C$1 million payable by either party, under certain circumstances.

PI Financial has provided a fairness opinion to the Board of Directors of Excellon that, subject to the assumptions, limitations and qualifications set out in such fairness opinon, the consideration to be paid by Excellon pursuant to the Arrangement is fair, from a financial point of view, to Excellon shareholders.

An electronic copy of the Arrangement Agreement is available on SEDAR (www.sedar.com) under Excellon's issuer profile.

Full details of the Arrangement will be included in a joint management information circular of Excellon and Otis, a copy of which will be available on SEDAR (www.sedar.com) under Excellon's issuer profile in March 2020.

Voting Support Agreement

Officers, directors and certain shareholders of Otis, who collectively hold approximately 25% of the issued and outstanding Otis Shares, have entered into voting support agreements with Excellon in support of the Arrangement.

Officers, directors and certain shareholders of Excellon, who collectively hold approximately 20% of the issued and outstanding Excellon Shares, have entered into voting support agreements with Otis in support of the Arrangement.

Copies of the voting and support agreements to which Excellon shareholders are a party are available on SEDAR (www.sedar.com) under Excellon's issuer profile.

NYSE American Listing Application and Share Consolidation

In connection with the Arrangement, Excellon is seeking to make an application to list the common shares of the company on the NYSE American. To meet the minimum share price requirements of listing on the NYSE American (US$2.00), Excellon will propose a consolidation of the Excellon Shares, if necessary, on the basis of between one (1) post-consolidated Excellon Share for every five (5) to ten (10) pre-consolidated Excellon Shares. The listing of the Excellon Shares on the NYSE American will be subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements.

Bridge Loan

Excellon has agreed to advance Otis a bridge loan in the principal amount of up to C$500,000 ("**Loan**") in two tranches of C$250,000. The proceeds of the Loan are to be used by Otis to provide general working capital during the period from the execution of the Arrangement Agreement until closing of the Arrangement. The Loan will bear interest at a rate of 10% per annum and will be repayable in cash or shares, at Excellon's option, with the conversion price per Otis Share being equal to the five-day volume weighted average trading price of the Otis Shares on the TSX Venture Exchange prior to the date of conversion, subject to a minimum price of C$0.125.

ITEM 5.2 DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. EXECUTIVE OFFICER

Contact: Brendan Cahill
Telephone: (416) 364-1130

ITEM 9. DATE OF REPORT

This report is dated March 4, 2020.

Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Canadian securities laws. Such statements in this material change report include, without limitation, statements regarding the third-party approvals required to complete the Arrangement; the conditions required to be satisfied to complete the Arrangement; the ability of the companies to complete the Arrangement on terms announced; the intentions, plans and future actions of the companies participating in the transactions described herein; the board and management of the combined company; the listing of the Excellon Shares on the NYSE American and the proposed consolidation of the Excellon Share. Although Excellon believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. Excellon cautions investors that any forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the inability to satisfy the conditions required to complete the Arrangement; the companies not being able to obtain third-party approvals; or the Arrangement Agreement being terminated. Excellon does not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.

Electronic copies of the public disclosure filings of Excellon are available on SEDAR (www.sedar.com) under Excellon's issuer profile.